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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                    Form 11-K
(Mark One)
            [ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2001

                                      OR
          [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

           For the transition period from             to
                                          -----------     ------------



                        Commission file number 0-23898

                   MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN

                            MITY ENTERPRISES, INC.
                             1301 West 400 North
                               Orem, Utah 84057

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements for the Years Ended
December 31, 2001 and 2000 and Supplemental
Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report




MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN


TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
  ENDED DECEMBER 31, 2001 AND 2000:
  Statements of Assets Available for Benefits
  Statements of Changes in Assets Available for Benefits
  Notes to Financial Statements

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED
  DECEMBER 31, 2001:
  Schedule H, Part IV, Line 4i - Schedule of Assets Held for
    Investment Purposes as of December 31, 2001

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INDEPENDENT AUDITORS' REPORT

Mity-Lite, Inc. Employee Retirement Plan:

We have audited the accompanying statements of assets available for benefits of the Mity-Lite, Inc. Employee Retirement Plan ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Salt Lake City, Utah
June 27, 2002

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS                                          2001               2000
                                            ------------       ------------
INVESTMENTS, At fair value                    $1,318,507          $ 962,401

RECEIVABLES:
   Employer receivables                           54,888             69,070
   Employee receivables                           16,556             10,230
                                            ------------       ------------
ASSETS AVAILABLE FOR BENEFITS                 $1,389,951         $1,041,701
                                            ============       ============


                    See notes to financial statements.
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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                2001               2000
                                            ------------       ------------
INCREASES:
 Investment income (loss):
   Interest and dividends                     $   19,433         $   52,796
   Net appreciation (depreciation) in fair
     value of investments                         81,589           (330,676)
                                            ------------       ------------
       Total investment income (loss)            101,022           (277,880)

 Contributions:
   Employer                                      103,004             84,072
   Employee                                      217,155            219,467
   Rollovers                                       2,420             17,016
                                            ------------       ------------
       Total contributions                       322,579            320,555
                                            ------------       ------------
       Total increases                           423,601             42,675
                                            ------------       ------------

DECREASES:
 Benefits paid to participants                    68,464             66,670
 Administrative expenses                           6,887             10,087
                                            ------------       ------------
       Total decreases                            75,351             76,757
                                            ------------       ------------
INCREASE (DECREASE) IN ASSETS
 AVAILABLE FOR BENEFITS                          348,250            (34,082)

ASSETS AVAILABLE FOR BENEFITS, Beginning
 of year                                       1,041,701          1,075,783
                                            ------------       ------------
ASSETS AVAILABLE FOR BENEFITS, End of year    $1,389,951         $1,041,701
                                            ============       ============


                   See notes to financial statements.

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


1.  DESCRIPTION OF THE PLAN

The following brief description of the Mity-Lite, Inc. (the Company and Plan Sponsor) Employee Retirement Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan which became effective under
Section 401(k) of the Internal Revenue Code for substantially all employees of the Company, who are 21 or older and who have completed six-months of eligible service, working at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN AND TRUST ADMINISTRATION - The administration of the Plan is the responsibility of Company management. The assets of the Plan are maintained in a trust fund administered under a trust agreement with Central Bank (the Plan Administrator).

CONTRIBUTIONS - Participants may elect to make contributions to the Plan of up to a maximum 15% of the participants' wages including bonuses and overtime. The Company contributes 25% of the participants' contributions up to a maximum of 3% of the participants' wages including bonuses and overtime. The Plan's assets are held in trust in pooled investment accounts and invested as elected by the participant under seven options.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20% after three years of service, 20% per year for each succeeding year, and becomes 100% vested after seven years of credited service. Forfeiture amounts from terminated employees are allocated on a pro-rata basis to active participants based on participant ending investment balances. Beginning January 1, 2002, forfeitures will be used to reduce employer contributions.

PAYMENT OF BENEFITS - Payment of benefits of a participant's account balance are made upon retirement or at age 59-1/2, except in the event of death, disability, or termination. The amount of withdrawal and forfeiture is made in accordance with the Plan's vesting schedule. Subject to the provisions of the Plan, a participant may elect to receive any amount to which he or she is entitled under the Plan in the form of a lump sum, single life annuity, joint and survivor annuity, or in periodic payments distributed on a monthly, quarterly, semi-annual, or annual basis.

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TERMINATION OF THE PLAN - Although it has not expressed any intention to do so, the Plan can be terminated by the Company in certain limited situations. If the Plan is terminated, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and with the Plan document.

INCOME TAX STATUS - The Plan's administrator has received a favorable determination letter from the Internal Revenue Service dated April 18, 1990, for the prototype plan after which this Plan is modeled. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Sponsor believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

PARTICIPANT LOANS - Participants may obtain loans from the Plan for up to 50 percent of their total account balance. Repayment of the loan generally must be made through payroll deduction for up to a five-year period. The loans bear interest at two percent above the prime rate.

PLAN EXPENSES - Administrative costs for the year ended December 31, 2001 totaled $12,887 of which $6,887 was paid by participants through deductions from their individual accounts and the remaining $6,000 was paid by the Company and not charged to the Plan. Administrative costs for the year ended December 31, 2000 totaled $15,857 of which $10,087 was paid by participants and $5,770 was paid by the Company and not charged to the Plan.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting.

INVESTMENTS - Investments in mutual funds are carried at fair value based upon quoted market prices. The participant loan fund is carried at cost, which approximates fair value. Unrealized appreciation or depreciation is determined based on the fair value of investments at the beginning of the Plan year and is recorded in the statements of changes in assets available for benefits. Investment transactions are recorded on a trade-date basis.

The Plan invests in various securities including mutual funds as described in
Note 3. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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BENEFITS PAYABLE - Benefit payments to participants are recorded upon distribution. As of December 31, 2001, there was no unpaid benefits for terminated employees.

3.  INVESTMENTS

The following table presents investments held by the Plan as of December 31, 2001 and 2000. Investments that represent five percent or more of the Plan's net assets are separately identified:

CURRENT VALUE OF ASSETS                         2001               2000
                                            ------------       ------------
Investments at fair value as determined by
 quoted market price:
Equity securities - MITY Enterprises, Inc.
 common stock                                  $ 576,271         $  203,381
Mutual funds:
 Ssga S&P Index Fund                             180,637            187,698
 Weitz Value Fund                                100,488            135,081
 White Oak Growth Stock Fund                                        119,109
 Artisan International Fund                       98,630             84,119
 American Funds Growth Fund                       89,213
 Janus High Yield Fund                            65,949             62,296
Money market funds:
 NICM U.S. Government Money Market Fund          141,481            128,601
 Other money market funds                         11,907             15,716
Other investments:
 Other                                                52
                                            ------------       ------------
                                               1,264,628            936,001
Investments at estimated fair value -
 participant loans                                53,879             26,400
                                            ------------       ------------
Total Investments                             $1,318,507         $  962,401
                                            ============       ============


For the years ended December 31, 2001 and 2000, appreciation (depreciation) of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) were as follows:

                                                2001               2000
                                            ------------       ------------
Investments at fair value as determined by
 quoted market price:
Equity securities - MITY ENTERPRISES, Inc.
 common stock                                 $  177,548         $ (274,722)
Mutual funds:
 Ssga S&P Index Fund                             (23,528)           (29,813)
 Weitz Value Fund                                 (1,751)            22,210
 White Oak Growth Stock Fund                     (65,708)           (23,463)
 Artisan International Fund                      (16,755)           (16,269)
 American Funds Growth Fund                       13,577
 Janus High Yield Fund                            (1,794)            (8,619)
                                            ------------       ------------
Net appreciation (depreciation) in fair
 value of investments                          $  81,589         $ (330,676)
                                            ============       ============
                                   * * * * * *
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SUPPLEMENTAL SCHEDULE 1

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4 -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

                                  DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE
                                 RATE OF INTEREST, COLLATERAL,       CURRENT
ASSET DESCRIPTION                   PAR, OR MATURITY VALUE            VALUE
---------------------------      -----------------------------    ------------
MITY Enterprises, Inc. common stock*      69,851 shares           $  576,271
NICM U.S. Government Money Market
 Fund                                    141,481 shares              141,481
Central Bank money market*                11,907 shares               11,907
Ssga S&P 500 Index Fund                    9,547 shares              180,637
Weitz Value Fund                           2,931 shares              100,488
Artisan International Fund                 5,372 shares               98,630
American Funds Growth fund                 3,769 shares               89,213
Janus High Yield Fund                      7,038 shares               65,949
PBHG Large Cap Value Fund                      4 shares                   52
Participant loan fund*            Due over period of up to 60
                                  months with interest at one
                                  percent above the prime rate        53,879
                                                                  ----------
Total investments                                                 $1,318,507
                                                                  ==========

* Party-in-interest


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                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

               MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN



Date: July 31, 2002                       By: /s/ Paul R. Killpack
                                              --------------------------
                                              Paul R. Killpack
                                              Chief Financial Officer,
                                              MITY Enterprises, Inc.




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-85248 and in the Post-Effective Amendment No. 2 to Registration Statement No. 333-11355 of MITY Enterprises, Inc. on Forms S-8 of our report dated June 27, 2002, appearing in this Annual Report on Form 11-K of Mity-Lite, Inc. Employee Retirement Plan for the year ended December 31, 2001.


DELOITTE & TOUCHE LLP

Salt Lake City, Utah
July 31, 2002